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                                                            Exhibit 99.B-d(9)(v)

[ING FUNDS LOGO]


February 28, 2005


Salomon Brothers Asset Management, Inc.
Attention: Legal Department
750 Washington Blvd., 11th Fl
Stamford, CT 06901


To Whom It May Concern:

On Thursday, January 6, 2005, the Board of Directors of ING Partners, Inc. voted to replace Salomon Brothers Asset Management, Inc. as Sub-Adviser to ING Salomon Brothers Investors Value Portfolio. Thus, the Investment Sub-Advisory Agreement (the "Agreement") with Salomon Brothers Asset Management, Inc. will terminate in accordance with Section 12 of the Agreement. American Century Investment Management, Inc. will assume sub-advisory duties effective April 29, 2005.

In the interim, we will be contacting you to facilitate a smooth transition. Further, the Board of Directors has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders. I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process. We continue to value our relationship with your firm.

Very truly yours,


/s/ James M. Hennessy
James M. Hennessy
President and Chief Executive Officer
ING Partners, Inc.


7337 E. Doubletree Ranch Rd.       Tel: 480-477-3000          ING Partners, Inc.
Scottsdale, AZ 85258-2034          Fax: 480-477-2744
                                   www.ingfunds.com